United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 17, 2025		Director of Investor Relations

S&P Global upgrades Vale's credit rating

Rio de Janeiro, September 17, 2025 – Vale S.A. ("Vale" or "Company") announces that S&P Global Ratings ("S&P") has upgraded its global credit rating from "BBB- (stable)" to "BBB (stable)". The agency attributed the revision to the Company's consistent progress in risk oversight and management, including the removal of the last dam classified under emergency level 3, as well as the maintenance of a strong financial structure.

The full report is available in English and Portuguese on S&P's website and is also attached to this communication.

Marcelo Feriozzi Bacci
Executive Vice President, Finance and Investor Relations

For further information, please contact:
Vale.RI@vale.com
Thiago Lofiego: thiago.lofiego@vale.com
Mariana Rocha: mariana.rocha@vale.com
Luciana Oliveti: luciana.oliveti@vale.com
Pedro Terra: pedro.terra@vale.com
Patricia Tinoco: patricia.tinoco@vale.com

Research Update:

Vale S.A. Upgraded To 'BBB' From 'BBB-' On Improved Risk Controls; Outlook Stable

September 16, 2025

Primary Contact

Flavia M Bedran
Sao Paulo
55-11-3039-9758
flavia.bedran
@spglobal.com

Secondary Contact

Luciano D Gremone
Buenos Aires
54-114-891-2143
luciano.gremone
@spglobal.com

Rating Action Overview

- Vale removed its last dam from the list of those classified under emergency risk level 3 in August 2025 and has considerably improved its risk oversight and controls in the past several years. We now assess its management and governance as neutral to the rating, from negative previously.
- At the same time, Vale has maintained controlled leverage and a strong balance sheet, despite weaker overall prices, and aligned its capex and shareholder remuneration plans with market conditions.
- On Sept. 16, 2025, S&P Global Ratings raised its issuer credit and issue ratings on Vale to 'BBB' from 'BBB-'.
- We also affirmed our issuer credit and issue ratings on Vale Canada Ltd. at 'BBB-'. We now view it as highly strategic to the group, aligned with that of Vale Base Metals Ltd., from core previously.
- The stable outlook reflects our view that Vale will keep leverage under control and maintain strong liquidity, adjusting dividend payouts, capex, and share buybacks if needed.

Rating Action Rationale

Vale's focus on risk reduction, dams decommissioning progress, and improved deliveries in iron ore enhance our assessment of the company's governance. After many years following the 2019 Brumadinho tragedy, we believe the company has implemented several significant risk controls and maintains robust risk policies, with oversight by the board and incorporated into executive and employee variable remuneration. Management and the board have consistently emphasized the company's derisking strategy, and Vale has invested substantial resources in the remediation of dam structures and the indemnification of affected families, municipalities, state, and governmental entities. These actions demonstrate a positive trajectory and a revised organizational culture.

In August 2025, Vale completed the decommissioning of its last dam structure classified under emergency risk level 3, transitioning it to an emergency risk level 2 according to ANM (Agência Nacional de Mineração). According to Vale, both the company and the regulatory body have adopted a more conservative approach to risk assessments, influenced by the recurrence of dam failures in 2015 and 2019. Currently, Vale maintains four dams designated under emergency risk level 2. The decommissioning program is scheduled to be completed by 2035.

In addition, Vale has revised its strategy years ago to focus on profitability instead of volumes, to maximize the value proposition of its portfolio, which includes the optimal balance among silica and alumina blend and capacity to adapt to market conditions. For example, it significantly reduced pellets volumes this year due to price conditions. The company has also delivered operational improvements and restored stability of iron ore output; improved nickel operational costs, including the strategic review of Manitoba assets; and expanded copper production.

Higher volumes but lower overall prices, especially premiums, lead us to revise down our EBITDA expectations for 2025 and 2026. We expect nominal EBITDA growth afterward as volumes increase.

We expect higher leverage, amid lower EBITDA, but leverage to remain below 2x. Vale has improved its operational output, with more accurate deliveries on its guidance and a strong focus on operating performance. The moderation in EBITDA is partly mitigated by the gradual reduction in payments related to Brumadinho and Mariana liabilities, which has translated into somewhat higher leverage.

We usually assess the financial risk for companies operating in the commodity business as one category lower than what main cash-flow leverage metrics indicate, due to potential high earnings volatility amid price cycles. While we view Vale as slightly more leveraged than similar or higher-rated peers, we think it has flexibility to adjust capital expenditures (capex) and dividends when pricing is weaker. In addition, we haircut 10% of the company's cash from net leverage metrics, indicating additional cushion. Also, we believe the company's business strength partly offsets the higher leverage, as it would among the most profitable companies in a scenario of iron ore price deterioration.

We expect debt to EBITDA to slightly decline after peaking in 2025 due to lower costs and a reduction in the debt related to Samarco and Brumadinho, as well as gradual EBITDA improvements from higher volumes, with the ramp-up of Capanema, Vargem Grande, and Brucutu in iron ore, and Salobo and Bacaba in copper.

Capex plans are sizable, but Vale has capital allocation flexibility to prevent an increase in leverage. The company maintains a large investment plan but has revised down capex. Capex was somewhat optimized and benefited from the currency appreciation, while the company didn't repurchase any shares under the current program. It distributed minimum dividends according to its financial policy (payouts of 30% of EBITDA minus maintenance investments), and we don't expect it to distribute more in 2025.

We expect the company to adapt financial policies, including its large investment plan in copper, for example, to market conditions. Vale has said it could have a partner or make an IPO of Vale Base Metals to help fund its large growth plan, but we have not factored this into our forecast.

Despite the progress on dam decommissioning, Vale will continue facing significant cash outflows. We foresee cash outflows of $3.6 billion in 2025, followed by $2.5 billion in 2026, primarily because of efforts to mitigate the impact of the Mariana and Brumadinho tailings dam failures:

- Mariana definitive agreement amounts to over R$170 billion, approximately 28% is completed; and
- Brumadinho definitive agreement amounts to R$63 billion, approximately 75% is completed.

These investments are largely directed toward social projects aimed at supporting affected communities, with the Renova Foundation responsible for Mariana remediation. While progress is evident, the Brumadinho repair program is expected to continue through 2031, underscoring the substantial financial burden Vale will continue to shoulder in the coming years.

Outlook

The stable outlook reflects our view that although Vale's EBITDA will suffer with lower-quality premiums, lower prices for iron ore, and challenging prices for nickel, it will maintain debt to EBITDA below 2x (adjusting for shareholder remuneration and capex). In particular, it will focus on the value added and flexibility of its high-quality assets. The outlook also reflects that our governance assessment is neutral to the ratings.

Downside scenario

We could lower the ratings on Vale if much weaker market conditions, combined with high investments, shareholder payouts, and higher litigation liabilities make its debt to EBITDA approach 3x and FFO to debt below 40%.

Upside scenario

An upgrade is unlikely because the ratings are currently capped at a maximum of one notch above the transfer and convertibility assessment for Brazil. On a stand-alone basis, to consider an upgrade, we would look for debt to EBITDA consistently below 1.0x and FFO to debt above 60%, even amid a sustained period of weak prices and large cash outflows.

Company Description

Vale is among the largest iron ore and nickel producers in the world, with significant operations in pellets, iron ore fines, and copper, and byproducts such as gold, platinum group metals, cobalt, and silver. It also has energy businesses that aim to meet its needs through renewable sources.

Vale operates the Northern (Serra Norte, Serra Leste, and Serra Sul), Southeastern (Itabira, Minas Centrais, and Mariana), and Southern (Paraopeba and Vargem Grande) iron ore systems in Brazil, consisting of large logistics systems including railroads, maritime terminals, and ports, which are integrated with the mining operations and maritime terminals. It also has nine pellet plants in Brazil and two in Oman, and two briquette operations in Brazil.

VBM, a 90%-owned subsidiary, holds all the copper and nickel production for Vale, with byproducts such as gold, platinum group metals, cobalt, and silver. Its operating assets are mostly in Brazil and Canada, with one mine in the development phase in Indonesia (the Hu'u mine). Historically, about three-quarters of its copper production is in Brazil, and the remainder is in Canada.

For nickel, the company has a significant presence in Indonesia through **PT Vale Indonesia (PTVI)**, but Vale now only holds a 33.9% stake in it and has not consolidated these assets since 2024. Without PTVI, more than 80% of nickel production will come from Canada. Vale retains an 80% offtake agreement with PT Vale Indonesia, assuring nickel volumes from the region.

Vale is a publicly traded company that generated $36.6 billion in revenue and $12.6 billion in adjusted EBITDA in the 12 months ended June 2025. Its largest shareholders are Previ (8.68%), Mitsui (6.3%), Blackrock Inc. (5.9%), and treasury shares (5.95%) with other shareholders totaling 73.14%, including the shares listed in B3 and NYSE. The Brazilian government holds 12 golden shares in Vale that grant several veto rights, including changes in the company's headquarters location and decisions regarding its liquidation.

Our Base-Case Scenario

Assumptions

- An average exchange rate of R$5.75-R$5.90 per $1 in the next few years.
- Iron ore production (including pellets, own production, third-party purchases, and uses of inventory) of about 327 million ton in 2025, 340 million tons in 2026, and close to 360 million tons in 2027.
- Pellet and agglomerates production of 32 million tons in 2025, 45 million tons in 2026, and 60 million in 2027.
- Copper output at 370,000 tons in 2025, slightly decreasing to 360,000 tons in 2026, and reaching close to 400,000 ion 2027.
- Annual nickel production of 180,000 tons in 2025, increasing to 208,000 tons in 2026 and 223,000 tons in 2027.
- Prices incorporating up-to-date realized figures, and according to out price deck for the remainder of 2025, 2026, and 2027.
- Iron ore prices at $100/ton in 2025, and $90/ton in 2026 and 2027 (62% iron ore content delivered in China).
- Copper prices of $9,431/ton in 2025, $9,400/ton in 2026, and $9,500/ton in 2027.
- Nickel prices of $15,5185/ton in 2025, $16,500 in 2026, and $17,000 in 2027.
- Total cash costs (excluding run-of-mine and royalties) of between $20/ton and $22/ton in 2025 and beyond.
- Cash outflows related to dam collapse reparations amounting to $3.7 billion in 2025, $2.4 billion in 2026, and $1.8 billion in 2027.
- Purchase of common and preferred stock of about $500 million in 2026.
- Capex of about $5.8 billion in 2025 and $6 billion from 2026 and afterwards.
- Dividends amounting to $3.3 billion in 2025, slightly decreasing to $2.8 billion in 2026 and $3 billion in 2027.
- Proceeds from asset sales amounting to US$1.1 billion in 2025, from both the sale of Aliança Energia and Salobo's streaming transaction.

Key metrics

Vale S.A.--Forecast summary

Period ending	Dec-31-2021	Dec-31-2022	Dec-31-2023	Dec-31-2024	Dec-31-2025	Dec-31-2026	Dec-31-2027	Dec-31-2028

Vale S.A.--Forecast summary

(Mil. $)	2021a	2022a	2023a	2024a	2025e	2026f	2027f	2028f
Revenue	54,502	43,839	41,784	38,056	36,135	37,141	40,559	40,834
Gross profit	35,876	22,982	20,765	16,848	16,013	16,504	18,104	18,006
EBITDA (reported)	29,951	19,911	16,433	13,275	12,755	13,112	14,447	14,299
Plus: Operating lease adjustment (OLA) rent	--	--	--	--	--	--	--	--
Plus/(less): Other	1,723	165	1,750	834	833	830	830	830
EBITDA	31,674	20,076	18,183	14,109	13,588	13,942	15,277	15,129
Less: Cash interest paid	(752)	(832)	(762)	(904)	(1,101)	(1,183)	(1,101)	(1,078)
Less: Cash taxes paid	(4,385)	(4,637)	(1,890)	(1,859)	(1,184)	(1,287)	(1,551)	(1,606)
Plus/(less): Other	--	--	--	--	--	--	--	--
Funds from operations (FFO)	26,537	14,607	15,531	11,346	11,303	11,472	12,624	12,445
EBIT	26,564	17,999	13,668	11,095	10,690	10,859	11,925	11,598
Interest expense	957	821	1,034	1,057	1,282	1,364	1,282	1,258
Cash flow from operations (CFO)	25,620	11,438	13,146	9,330	6,481	8,046	9,580	10,481
Capital expenditure (capex)	4,974	5,399	5,901	6,411	5,800	6,000	6,000	6,000
Free operating cash flow (FOCF)	20,646	6,039	7,245	2,919	681	2,046	3,580	4,481
Dividends	13,513	6,615	5,554	3,914	3,300	2,800	3,000	3,200
Share repurchases (reported)	5,546	6,036	2,714	409	--	500	--	--
Discretionary cash flow (DCF)	1,587	(6,612)	(1,023)	(1,404)	(2,619)	(1,254)	580	1,281
Debt (reported)	12,180	11,181	12,471	14,792	17,996	17,496	16,696	16,696
Plus: Lease liabilities debt	1,602	1,531	1,452	713	728	743	758	774
Plus: Pension and other postretirement debt	--	--	--	139	139	139	139	139
Less: Accessible cash and liquid Investments	(10,715)	(4,317)	(3,863)	(4,505)	(5,896)	(4,165)	(3,816)	(4,818)
Plus/(less): Other	19,842	16,226	17,360	14,139	13,339	11,739	11,139	10,639
Debt	22,909	24,620	27,420	25,277	26,305	25,951	24,915	23,429
Equity	35,306	37,358	40,981	34,528	39,152	43,759	49,551	54,784
FOCF (adjusted for lease capex)	20,408	5,962	7,171	2,418	494	1,862	3,397	4,298
Interest expense (reported)	734	676	806	840	1,101	1,183	1,101	1,077

Vale S.A.--Forecast summary

Capex (reported)	5,033	5,446	5,920	6,447	5,800	6,000	6,000	6,000
Cash and short-term investments (reported)	11,905	4,797	3,660	5,006	6,551	4,628	4,240	5,354
Adjusted ratios								
Debt/EBITDA (x)	0.7	1.2	1.5	1.8	1.9	1.9	1.6	1.5
FFO/debt (%)	115.8	59.3	56.6	44.9	43.0	44.2	50.7	53.1
FFO cash interest coverage (x)	36.3	18.6	21.4	13.6	11.3	10.7	12.5	12.5
EBITDA interest coverage (x)	33.1	24.5	17.6	13.3	10.6	10.2	11.9	12.0
CFO/debt (%)	111.8	46.5	47.9	36.9	24.6	31.0	38.5	44.7
FOCF/debt (%)	90.1	24.5	26.4	11.5	2.6	7.9	14.4	19.1
DCF/debt (%)	6.9	(26.9)	(3.7)	(5.6)	(10.0)	(4.8)	2.3	5.5
Lease capex-adjusted FOCF/debt (%)	89.1	24.2	26.2	9.6	1.9	7.2	13.6	18.3
Annual revenue growth (%)	36.2	(19.6)	(4.7)	(8.9)	(5.0)	2.8	9.2	0.7
Gross margin (%)	65.8	52.4	49.7	44.3	44.3	44.4	44.6	44.1
EBITDA margin (%)	58.1	45.8	43.5	37.1	37.6	37.5	37.7	37.0
Return on capital (%)	46.0	30.0	21.0	17.3	17.1	16.1	16.5	15.2
Return on total assets (%)	29.3	20.4	15.1	12.7	12.6	11.9	12.5	11.5
EBITDA/cash interest (x)	42.1	24.1	23.9	15.6	12.3	11.8	13.9	14.0
EBIT interest coverage (x)	27.8	21.9	13.2	10.5	8.3	8.0	9.3	9.2
Debt/debt and equity (%)	39.4	39.7	40.1	42.3	40.2	37.2	33.5	30.0
Debt fixed-charge coverage (x)	33.1	24.5	17.6	13.3	6.6	4.9	7.3	12.0
Debt/debt and undepreciated equity (%)	39.4	39.7	40.1	42.3	40.2	37.2	33.5	30.0

All figures are adjusted by S&P Global Ratings, unless stated as reported. a--Actual. e--Estimate. f--Forecast. $--U.S. dollar.

Liquidity

We continue to consider Vale's liquidity as strong. Sources exceed uses of cash by more than 1.5x for the next 12 months and by significantly above 1.0x for the next 24 months. Vale maintains a solid liquidity cushion stemming from a robust cash position, significant cash flow generation, and the two fully available committed credit facilities amounting to $5 billion. Of that amount, $3 billion matures in 2029 and $2 billion in November 2026, which the company is working to renew. Moreover, even as the company undertakes significant expansion investments and continues to pay dividends, its cushion remains strong.

Principal liquidity sources

- Cash of US$5.69 billion as of June 30, 2025;
- Undrawn committed credit lines of US$5 billion;
- Cash FFO of about US$7.7 billion in 2025; and
- Asset sales amounting to US$1.1 billion in 2025, for the sale of Aliança Energia and Salobo's streaming transaction.

Principal liquidity uses

- Short-term debt maturities of US$685 million as of June 30, 2025;
- Working capital outflows of US$808 million (including US$200 million of seasonal) during the next 12 months,
- Capex of about $5.9 billion in 2025;
- Dividends of $3.05 billion during the next 12 months; and
- Share repurchases of $250 million during the next 12 months.

Covenants

As of June 30, 2025, Vale complied with all of its financial covenants. Its thresholds are as follows:

- Net debt to EBITDA of less than or equal to 4.5x, and
- Interest coverage of greater than or equal to 2.0x.

We forecast that Vale will comply with its covenants for the next few years, with a cushion higher than 65%.

Environmental, Social, And Governance

Environmental and social factors are a negative consideration in our credit rating analysis of Vale. The tailings dam disasters in Mariana in 2015 and in Brumadinho in 2019 caused hundreds of deaths, environmental damage, and economic harm to local communities.

Despite benefiting from its geographic diversification, the industry that Vale operates in remains exposed to a variety of environmental risks. Extreme weather events, including high-speed winds and flooding, pose a potential threat to production facilities and supply chains. Beyond these immediate weather-related concerns, the company's operations likely involve the generation of hazardous waste and significant water usage.

This same geographic diversification also affects social factors. Vale operating in emerging nations such as Brazil, Oman, Peru, and Indonesia means we also consider ever-changing political environments, macroeconomic scenarios, and varying relationships with local stakeholders in our analysis. Furthermore, we assess the potential impact of Vale's operations on local communities, including land use, displacement, and the preservation of culturally significant areas.

For governance, after many years of weaker internal controls due to the accidents, we believe the company has heavily invested in decommissioning the dams that present risk to the

communities close to them, as well as employed a risk awareness culture to all stakeholders, adding many layers of risk controls and oversight that will likely diminish risk exposure.

In August, Vale announced dam decommissioning progress. After the reduction of Forquilha III Dam to level 2 from level 3, the company reached a significant milestone in eliminating all level 3 emergency risk at its dams. Vale's decommissioning plan aims to complete 30 dams. As of today, 17 have been completed, and two more are expected this year.

The legacy of the past incidents remains a crucial factor in our overall assessment, but we see that the changes implemented demonstrate a more robust and proactive approach to risk management and internal control.

Ratings Above The Sovereign

The issuer credit rating on Vale is now three notches above our foreign and local currency ratings on Brazil (BB/Stable/B) and one notch above our 'BBB-' transfer and convertibility assessment on Brazil.

In a hypothetical Brazilian sovereign default, we see that Vale's available sources of liquidity, cash generation outside Brazil, and 25% of current exports from Brazil would be sufficient to cover the company's short-term debt and interest payments in hard currency due to its dollar-denominated cash and revolving credit facility, as well as its sizable operations outside the country, such as in Canada.

Issue Ratings--Subordination Risk Analysis

Capital structure

The capital structure primarily consists of unsecured debt issued by Vale or its financial arm, Vale Overseas Ltd., that is guaranteed by Vale. It also has a fully withdrawn committed credit facility of $5 billion, loans from BNDES, and other minor amounts from local banks.

Analytical conclusions

We rate the senior unsecured debt issued or guaranteed by Vale at 'BBB', in line with the issuer credit rating. Even if the senior unsecured debt ranks behind the debt issued by subsidiaries in the capital structure, we believe the risk of subordination is low considering Vale generates about 75% of cash flows and holds about 70% of assets and less than 50% of debt.

Rating Component Scores

Rating Component Scores

Component	
Foreign currency issuer credit rating	BBB/Stable/--
Local currency issuer credit rating	BBB/Stable/--
Business risk	Satisfactory
Country risk	Moderately high risk
Industry risk	Moderately high risk
Competitive position	Strong
Financial risk	Intermediate
Cash flow/leverage	Intermediate
Anchor	bbb
Modifiers	
Diversification/portfolio effect	Neutral/Undiversified
Capital structure	Neutral
Financial policy	Neutral
Liquidity	Strong
Management and governance	Neutral
Comparable rating analysis	Neutral
Stand-alone credit profile	bbb

Environmental, social, and governance (ESG) credit factors for this change in credit rating/outlook and/or CreditWatch status:

- Risk management, culture, and oversight

Related Criteria

- Criteria | Corporates | General: Sector-Specific Corporate Methodology, July 7, 2025
- General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013
- Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024
- Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024
- General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
- General Criteria: Group Rating Methodology, July 1, 2019
- Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019
- General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017
- Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014
- General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

- General Criteria: Methodology: Industry Risk, Nov. 19, 2013
- General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Ratings List

Ratings List		
Upgraded		
	To	**From**
Vale S.A.		
Issuer Credit Rating	BBB/Stable/--	BBB-/Stable/--
Vale S.A.		
Vale Overseas Ltd.		
Senior Unsecured	BBB	BBB-
Ratings Affirmed		
Vale Canada Ltd.		
Issuer Credit Rating	BBB-/Stable/--	
Senior Unsecured	BBB-	